[SEAWRIGHT HOLDINGS, INC. LETTERHEAD]

February 24, 2006

George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004 (filed April 15, 2005);
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 (filed May 23, 2005, August 22, 2005 and November 21, 2005, respectively);
File No. 333-56848

Dear Mr. Ohsiek:

This letter sets forth the response of Seawright Holdings, Inc. (“Seawright”) to the additional comments contained in a letter from you dated February 14, 2006 (the “Comment Letter”), regarding Seawright’s Form 10-KSB for fiscal year ended December 31, 2004 filed on April 15, 2005, Form 10-QSB for fiscal quarter ended March 31, 2005 filed on May 23, 2005, Form 10-QSB for fiscal quarter ended June 30, 2005 filed on August 22, 2005 and Form 10-QSB for fiscal quarter ended September 30, 2005 filed on November 21, 2005.

Set forth below is Seawright’s response to the Comment Letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes Payable, page F-19

1.
We read your response to comment 1 in our letter dated January 5, 2006. After further review of the applicable literature, we believe that footnote 4 to EITF 98-5 provides relevant guidance for your fact pattern. Specifically, footnote 4 indicates that an APB 14 relative fair value allocation should be applied to securities issued with convertible instruments, including common stock. Since you have applied the relative fair value method, it appears that there is no requirement to account for the $357,174 difference between the fair market value of the common stock issued and the relative fair value assigned to the common stock under APB 14. Accordingly, we believe that you should not change your accounting to amortize the $357,174 difference. However, in reviewing the accounting for this transaction we noted that you should not have assigned $63,797 to a beneficial conversion feature of the warrants since the warrants are not convertible instruments and therefore there can be no beneficial conversion feature associated with the warrants. Similar to your accounting for the common stock issued, the amount of equity attributable to the warrants should not exceed the $187,123 relative fair value as determined under APB 14. Please tell us how you plan to revise your disclosures.

Response

Management concurs with your analysis of the accounting for the difference between the fair value of the common stock and the relative fair value of the common stock based on the proceeds received. Accordingly, management will not change their accounting regarding this matter.

Regarding the beneficial conversion feature assigned to the warrants, management proposes presentation of Note E to the financial statements as follows:

NOTE E - PRIVATE PLACEMENT AND CONVERTIBLE PROMISSORY NOTES PAYABLE

In August 2004, the Company entered into a Private Placement Memorandum to offer up to 1,000 units that include common stock, convertible notes and warrants. Each unit consists of 2,500 shares of common stock of the Company, $1,500 of convertible promissory notes (“Convertible Notes”), and 300 warrants to purchase 300 shares of the Company’s common stock at $0.85 per share. The Convertible Notes accrue interest at 11% per annum, payable and are due in September 2009. The note holder has the option to convert any unpaid note principal and accrued interest to the Company’s common stock at a rate of $0.85 per share anytime after six months from the issuance date of the note. As of December 31, 2004, the Company received total proceeds of $2,620,116, net of placement costs and fees of $331,884, for 984 units subscribed.

The Company issued 2,460,000 shares of its common stock, and recognized the proceeds from the common stock on a relative fair value basis of $1,387,477, net of direct and incremental costs attributable to the common stock offering of $175,899. An aggregate of 2,404,978 shares were issued to the investors at December 31, 2004, and the Company has accounted for the remaining 54,998 shares, not issued at December 31, 2004, as common stock subscription receivable in the amount of $42,938 (fractional shares of 24 shares of common stock will not be issued). The 54,998 shares of common stock were issued to these investors in January 2005.

Pursuant to the terms of the Private Placement Memorandum, the Company issued Convertible Notes in an aggregate principal amount of $1,476,000. In accordance with Emerging Issues Task Force Issue 98-5, Accounting for Convertible Securities with a Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (“EITF 98-5”), the Company allocated, on a relative fair basis, the net proceeds among the common stock, Convertible Notes and warrants issued to investors. The Company recognized a discount to the Convertible Notes in the amount of $274,499 during the year ended December 31, 2004. The discount is being amortized over the maturity period of the notes (five years). The Company also recognized an embedded beneficial conversion feature present in the Convertible Notes and allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. As of December 31, 2004, the Company recognized and measured an aggregate of $274,499 of the proceeds, which is equal to the intrinsic value of the embedded beneficial conversion feature, to additional paid-in capital and a discount against the Convertible Note. The debt discount attributed to the beneficial conversion feature is amortized over the Convertible Note’s maturity period (five years) as interest expense.

In connection with the placement of the Convertible Notes, the Company issued detachable warrants granting the holders the right to acquire 295,200 shares of the Company’s common stock at $0.85 per share as of December 31, 2004. The warrants expire five years from the issuance. In accordance with Emerging Issues Task Force Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF - 0027”), the Company allocated, on a relative fair value basis, proceeds to the warrants in the amount of $187,123 to additional paid-in capital. The Company valued the warrants in accordance with EITF 00-27 using the Black-Scholes pricing model and the following assumptions: contractual terms of 5 years, an average risk free interest rate of 3.38%, a dividend yield of 0%, and volatility of 296%.

A summary of convertible promissory notes payable at December 31, 2004 and 2003 is as follows:

	December 31, 2004	December 31, 2003
Convertible notes payable (“Convertible Notes”); 11% per annum; maturity date is in September 2009; note holder has the option to convert unpaid note principal and interest into the Company’s common stock at a conversion price of $0.85 per share.	$1,476,000	$--
Debt Discount - Convertible Notes, net of accumulated amortization of $13,888 and $0 at December 31, 2004 and 2003, respectively.	(260,611)	--
Beneficial Conversion Feature - Convertible Notes, net of accumulated amortization of $13,888 and $0 at December 31, 2004 and 2003, respectively.	(260,611)	--
Total	$954,778	$--
Less: current portion	-	--
	$954,778	$--

The Company amortized the Convertible Notes debt discount attributed to the notes and the beneficial conversion feature attributed to the notes and recorded non-cash interest expense of $27,776 and $0 for the years ended December 31, 2004 and 2003, respectively.

The Company offset expense of $175,899 against the proceeds due to direct and incremental financing costs attributable to the equity portion of the private placement. Deferred financing costs of $155,985 attributable to the debt portion of the private placement are being amortized over the life of the debt instrument, or 5 years. The Company amortized $12,999 and $0 for the years ended December 31, 2004 and 2003, respectively, in relation to the deferred placement costs.

* * * * *

Seawright acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments please call me at (703) 340-1629 at your earliest convenience.

Very truly yours,

/s/ Joel P. Sens

Joel P. Sens
Chief Executive Officer

cc: Charles A. Sweet

Units issued:
Date	Proceeds	Units sold	FMV of Stock	Shares Common Stock	Relative FV of Common Stock Issued	Relative Fair Value of Notes	Warrants Convertible into Shares	Relative Fair Value of Warrants	Conversion Price of Note	Convertible into # of Shares
8/15/2004	1,074,000	358.00	0.55	895,000	492,250	537,000	107,400	58,415	0.85	631,764.71	36%
9/15/2004	441,000	147.00	1.01	367,500	371,175	220,500	44,200	44,800	0.85	259,411.76	15%
10/15/2004	495,000	165.00	0.85	412,500	350,625	247,500	49,600	42,125	0.85	291,176.47	17%
11/15/2004	876,000	292.00	0.90	730,000	657,000	438,000	87,400	78,599	0.85	515,294.12	30%
12/15/2004	66,000	22.00	0.90	55,000	49,500	33,000	6,600	5,935	0.85	38,823.53	2%
	2,952,000	984	0.842	2,460,000	1,920,550	1,476,000	295,200	229,874		1,736,470.59	100%
							(Black-Scholes)

Relative Fair Values:
Notes	1,476,000	41%
Stock	1,920,550	53%
Warrants	229,874	6%
	3,626,424	100%	Warrant Assumptions: Risk-free interest rate	3.38%
			Dividend yield	-
Relative Fair Values of Proceeds:			Volatility	296%
Notes	1,201,501	Debt Discount - Note: 274,499	Days to expiration	5 years
Stock	1,563,376		Exercise price	$ 0.85
Warrants	187,123
	2,952,000

Relative Fair Value of Stock Proceeds	1,563,376
Less: Placement costs allocated to stock	(175,899)
Relative Fair Value of Stock Proceeds less PC	1,387,477

		Journal entry
			Cash	2,620,116
			Common stock/APIC		1,387,477
	Notes		Warrants - APIC		187,123
Allocated proceeds of notes and warrants	1,201,501		Notes		1,476,000
Number of shares to be received on conversion	1,736,471		Note discount	274,499
Effective conversion price	0.69		Note beneficial conv	274,499
Intrinsic value of conversion option per share	0.16		BCF - APIC		274,499
Beneficial conversion feature (BCF)	274,499		Placement costs capitalized	155,985
				3,325,099	3,325,099

Debt Discount - Note	274,499
BCF - Notes	274,499
548,998

Calculation of debt amortization through December 2004 based on weighted averages of issue dates.

Notes - discount	99,869	8/15/2004	7,490
	41,007	9/15/2004	2,392
	46,029	10/15/2004	1,918
	81,457	11/15/2004	2,036
	6,137	12/15/2004	51
	274,499		13,888	Amount to be amortized for note discount in 2004

Notes - beneficial conversion option	99,869	8/15/2004	7,490
	41,007	9/15/2004	2,392
	46,029	10/15/2004	1,918
	81,457	11/15/2004	2,036
	6,137	12/15/2004	51
	274,499		13,888	Amount to be amortized for debt discount - ben conv feature notes in 2004

Notes - warrants	23,211	8/15/2004	1,741
	9,531	9/15/2004	556
	10,698	10/15/2004	446
	18,932	11/15/2004	473
	1,426	12/15/2004	12
	63,797		3,228	Amount to be amortized for debt discount - ben conv feature notes in 2004

Amortization - note discount	13,888
Amortization - BCF discount	13,888
27,776

Net discount - revised figures

Notes discount - net	260,611
BCF discount - net	260,611
521,223

Placement costs of $331,884 are being allocated between the stock and debt/warrant values and will be offset against the allocated stock proceeds for the stock issuance allocated portion and amortized over 5 years for the debt/warrant issuance allocated portion.

PC attributable to stock	175,899	53%	Offset against proceeds
PC attributable to debt/warrants	155,985	47%	Amortized over 5 years

Total placement costs (PC)	331,884

PC attributable to debt/warrants	155,985
Number of months to amortize over	60
Monthly amortization expense	2,600

Number of months to amortize in 2004	5

2004 expense for debt/warrants	12,999